SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO-T/A

Amendment No. 4

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Golden Telecom, Inc.

(Name of Subject Company—(Issuer))

Lillian Acquisition, Inc.

(Name of Filing Person—(Offeror))

VimpelCom Finance B.V.

Open Joint Stock Company “Vimpel-Communications”

(Translation of filing persons’s name into English)

(Names of Filing Person(s)—(Other Person(s)))

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

38122G107

(CUSIP Number of Class of Securities)

Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8-Marta, Building 14

Moscow, Russian Federation 127083

Attention: Jeffrey D. McGhie, Esq.

Telephone: (7) 495-725-0700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Patrick J. Dooley, Esq. Akin Gump Strauss Hauer & Feld LLP 590 Madison Avenue New York, New York 10022 Telephone: (212) 872-1000	Daniel G. Walsh, Esq. Akin Gump Strauss Hauer & Feld City Point, Level 32 One Ropemaker Street London, England EC2Y 9AW Telephone: (44) 20-7012-9600

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$4,404,572,360	$173,139

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 40,365,495 shares of common stock, par value $0.01 per share, at $105.00 per share. The transaction value also includes the offer price of $105.00 multiplied by 1,592,337, the number of options and other company equity awards to purchase shares that are currently outstanding.
**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.0000393.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $173,139

Filing Party: Lillian Acquisition, Inc., VimpelCom Finance B.V. and Open Joint Stock Company “Vimpel-Communications”

Form or registration No.: Schedule TO-T

Date Filed: January 18, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission on January 18, 2008 (as heretofore amended, the “Schedule TO”), on behalf of Lillian Acquisition, Inc., a Delaware corporation (“Merger Sub”), VimpelCom Finance B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Parent”) and Open Joint Stock Company “Vimpel-Communications”, an open joint stock company formed under the laws of Russia (“VimpelCom”), relating to the offer by Merger Sub to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Golden Telecom, Inc. (the “Company”) at a purchase price of $105.00 net per share in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), upon the terms and subject to the conditions set forth in the offer to purchase dated January 18, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal, as they may be supplemented or amended from time to time. Items not amended remain unchanged, and capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Offer to Purchase.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 4, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of this Amendment as set forth herein. You should read this Amendment No. 4 to Schedule TO together with the Schedule TO filed on January 18, 2008 and all other previous amendments thereto.

The Schedule TO is amended supplementally by the following amendments to the Offer to Purchase:

Item 11. Additional Information.

1.	SUMMARY TERM SHEET—Can the Offer Be Extended and Under What Circumstances?; THE TENDER OFFER—1. Terms of the Offer; Expiration Date.

The above referenced sections of the Offer to Purchase are amended to add the following:

“At 12:00 midnight, New York City time, on Friday, February 15, 2008, the initial offering period expired. Based on preliminary information from the Depositary, stockholders of the Company had tendered and not withdrawn 36,533,255 shares of common stock of the Company (including 1,239,567 shares delivered through notices of guaranteed delivery), which represents approximately 90.5% of the outstanding shares of the Company’s common stock, and therefore satisfies the Minimum Condition. Merger Sub has accepted for payment all validly tendered and not withdrawn shares of common stock of the Company and will make payment to the Depositary for the accepted shares promptly.

On February 18, 2008, VimpelCom issued a press release announcing that Merger Sub has accepted for payment all shares of common stock of the Company that were validly tendered and not withdrawn during the initial offering period and has elected to provide a subsequent offering period, which will commence immediately and will expire at 5:00 p.m., New York City time, on Tuesday, February 26, 2008. The full text of the press release announcing the completion of the Offer and the commencement of the subsequent offering period is attached as

Exhibit (a)(5)(D) to the Schedule TO and incorporated herein by reference. All shares of common stock of the Company properly tendered during the subsequent offering period will be accepted, and tendering stockholders will receive the same price of $105.00 net per share to be paid pursuant to the Offer in cash, without interest (and less any amounts required to be deducted and withheld under any applicable law). The procedures for accepting the Offer and tendering shares of common stock of the Company during the subsequent offering period are the same as those described for the Offer, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) shares of common stock of the Company tendered during the subsequent offering period may not be withdrawn.”

2.	THE TENDER OFFER—9. Source and Amount of Funds.

The above referenced section of the Offer to Purchase is amended to add the following:

“On February 15, 2008, VimpelCom and Merger Sub executed an unsecured intercompany loan agreement in connection with the Intercompany Financing, a copy of which is filed as Exhibit (b)(5) to the Schedule TO and incorporated herein by reference.”

3.	SUMMARY TERM SHEET—Can the Offer Be Extended and Under What Circumstances?; THE TENDER OFFER—1. Terms of the Offer; Expiration Date; THE TENDER OFFER—11. Certain Conditions to the Offer.

The above referenced sections of the Offer to Purchase are amended to add the following:

“On February 17, 2008, the Company, consistent with its previously disclosed intention, waived the requirement under the Merger Agreement that Merger Sub extend the Offer through February 28, 2008, on the basis that (x) all of the conditions to the Offer were either satisfied or waived as of the initial expiration date of 12:00 midnight, New York City time, on February 15, 2008 and (y) Merger Sub did not elect to extend the Offer and confirmed that it was prepared to accept for payment and pay for all shares of common stock of the Company tendered (and not withdrawn) pursuant to the Offer.”

4.	THE TENDER OFFER—11. Certain Conditions to the Offer; THE TENDER OFFER—12. Certain Legal Matters; Required Regulatory Approvals and other Foreign Approvals.

The above referenced sections of the Offer to Purchase are amended to add the following:

“Prior to the expiration of the Offer at 12:00 midnight, New York City time, on February 15, 2008, Merger Sub and Parent waived the Other Regulatory Approvals Condition in respect of the receipt of the Kazakhstan Offer Approval.”

5.	SPECIAL FACTORS—Background of the Offer and the Merger.

The last sentence of the eighth to last paragraph under this heading is hereby amended and replaced with the following:

“Subsequent to the execution of the Merger Agreement, Mr. Izosimov and the Compensation Committee of VimpelCom’s board of directors began, and are currently engaged in, active negotiations with Mr. Vandromme with the purpose of securing Mr. Vandromme’s continued employment with the Company following completion of the Merger. However, no agreement has yet been reached with regard to whether Mr. Vandromme will continue with the Company following completion of the Merger.”

6. THE TENDER OFFER—12. Certain Legal Matters; Required Regulatory Approvals and other Foreign Approvals—Regulatory Approvals.

The fifth paragraph under this heading is hereby amended to add the following:

“Merger Sub submitted its application on the merger with the Company to the Competition Agency on February 13, 2008.”

Item 12. Exhibits.

The Exhibit Index attached hereto is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated February 19, 2008

LILLIAN ACQUISITION, INC.

By:	/s/ Alexey Nikonov
Name:	Alexey Nikonov
Title:	Treasurer and Secretary

VIMPELCOM FINANCE B.V.

By:	/s/ Dmitry Afinogenov
Name:	Dmitry Afinogenov
Title:	Managing Director

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

By:	/s/ Alexander V. Izosimov
Name:	Alexander V. Izosimov
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No	Description
(a)(1)(A)	Offer to Purchase, dated January 18, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(G)	Summary Advertisement as published on January 18, 2008.*

(a)(2)(A)	“Item 3. Past Contracts, Transactions, Negotiation and Agreements--Conflicts of Interest—Agreements with Current Executive Officers, Directors and Affiliates of the Company” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(B)	“Item 3—Past Contracts, Transactions, Negotiation and Agreements—Conflicts of Interest—Agreements between the Company and Parent and Merger Sub and their Affiliates” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(C)	“Item 4. The Solicitation or Recommendation” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008, in connection with the Offer).

(a)(2)(D)	“Annex II—Stock Ownership of Certain Beneficial Owners and Management” of the Schedule 13E-3 filed by the Company on January 18, 2008 (incorporated by reference to the Schedule 13E-3 filed by the Company on January 18, 2008, in connection with the Offer).

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint press release issued by the Company and VimpelCom dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(5)(B)	Press release issued by VimpelCom announcing the commencement of the tender offer, dated January 18, 2008.*

(a)(5)(C)	Presentation of VimpelCom’s management to the shareholders of VimpelCom dated January 28, 2008.**

(a)(5)(D)	Press release issued by VimpelCom announcing the completion of the initial offering period and the immediate commencement of a subsequent offering period, dated February 18, 2008.

(b)(1)	Amended and Restated $41.4 million Unsecured Loan Agreement, dated December 21, 2007 between VimpelCom and Merger Sub.*

(b)(2)	$4.35 billion Debt Commitment Letter, dated December 20, 2007, between VimpelCom and Merger Sub.*

(b)(3)	$3.5 billion Debt Commitment Letter, dated December 20, 2007 among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and ABN AMRO Bank N.V., London Branch, Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS (Luxembourg) S.A. as underwriters, and related term sheet.*

(b)(4)	$3.5 billion Facility Agreement, dated February 8, 2008, among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and bookrunners, ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V., Dublin Branch and UBS (Luxembourg) S.A. as original lenders and Citibank International plc as agent.***

(b)(5)	$4.15 billion Unsecured Loan Agreement, dated February 15, 2008, between VimpelCom and Merger Sub.

(c)(1)	Opinion of Credit Suisse Securities (USA) LLC to the special committee of the board of directors of the Company, dated December 20, 2007(incorporated by reference to Annex I of the Schedule 14D-9 filed by the Company on January 18, 2008, in connection with the Offer).

(c)(2)	Opinion of UBS Limited to the board of directors of VimpelCom, dated December 20, 2007 (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(c)(3)	Presentation of UBS Limited to the board of directors of VimpelCom, dated December 20, 2007.*

(d)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(3)	Registration Rights Agreement by and between the Company and Inure Enterprises Ltd., dates as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(d)(4)	Confidential Disclosure Agreement between VimpelCom and the Company dated February 7, 2007 (incorporated by reference to Exhibit (e)(4) of the Schedule 14D-9 filed by the Company on January 18, 2008, in connection with the Offer).

(d)(5)	Confidentiality Agreement between VimpelCom and the Company dated October 15, 2007 (incorporated by reference to Exhibit (e)(5) of the Schedule 14D-9 filed by the Company on January 18, 2008, in connection with the Offer).

(d)(6)	Agreement and Plan of Merger dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(d)(7)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A.*

(d)(8)	Security Agreement, between the Company and Merger Sub dated December 21, 2007.*

(d)(9)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007.*

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule B of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)	None.

(h)	None.

*	Filed as an exhibit to the Schedule TO filed January 18, 2008.
**	Filed as an exhibit to Amendment No. 1 to the Schedule TO filed January 28, 2008.
***	Filed as an exhibit to Amendment No. 3 to the Schedule TO filed February 8, 2008.